EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the historical ratios of earnings to fixed charges for the periods indicated. For more information on our consolidated ratios of earnings to fixed charges, see our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

	Three Months Ended
	March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees	$(3,610)	$4,852	$9,827	$30,775	$166,842	$117,435	$70,228
Plus fixed charges:
Interest expense on indebtedness	6,093	7,613	27,460	27,597	25,809	30,215	40,634
Capitalized interest	2,492	1,148	5,976	5,087	6,159	3,658	—
Amortization of borrowing expenses, premiums and discounts	639	453	1,990	1,669	1,408	1,383	1,479
Amortization of capitalized interest	481	483	2,128	1,712	799	471	481
Rental expense under operating leases deemed to be representative of the interest factor	255	194	875	1,141	906	1,705	1,636

Adjusted income (loss) from continuing operations	$6,350	$14,743	$48,256	$67,981	$201,923	$154,867	$114,458

Fixed charges	9,960	9,891	38,429	37,206	35,081	35,432	44,230

Ratio of earnings to fixed charges	0.6x	1.5x	1.3x	1.8x	5.8x	4.1x	2.6x

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings, as defined. Earnings include income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees, plus fixed charges. Fixed charges include interest expense and the interest factor of lease obligations.